As filed with the Securities and Exchange Commission on November 12, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

First Advantage Corporation

(Name of Subject Company (Issuer))

The First American Corporation

(Name of Filing Persons (Offeror))

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

31845F 10 0

(CUSIP Number of Class of Securities)

Kenneth D. DeGiorgio, Esq.

General Counsel

The First American Corporation

1 First American Way

Santa Ana, California 92707-5913

(714) 250-3000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With Copy to:

Michelle Hodges

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

12th Floor

Irvine, CA 92612

CALCULATION OF FILING FEE

Transaction Valuation*: $363,384,390.43	Amount of Filing Fee**: $20,277.00

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The value of the transaction was calculated as the product of (i) $18.59 (the average of the high and low sales prices per share of the Class A common stock, par value $0.001 per share, of First Advantage Corporation (“Class A Shares”) on October 7, 2009 (as reported by the NASDAQ Stock Market)) and (ii) 19,546,733 (the maximum number of Class A Shares that may be acquired in this transaction).

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $20,277.00	Form or registration no.: Form S-4 (No. 333-162398)
Filing Party: The First American Corporation	Date Filed: October 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on October 9, 2009, as amended by Amendment No. 1 filed with the SEC on October 30, 2009, and Amendment No. 2 filed with the SEC on November 3, 2009, by The First American Corporation, a California corporation (“First American”), relating to the offer by First American to exchange for each outstanding share of Class A common stock (such shares, the “Class A Shares”) of First Advantage Corporation, a Delaware corporation (“First Advantage”), 0.58 of a First American common share.

The offer is made on the terms and subject to the conditions contained in the final prospectus, dated November 10, 2009 (the “Prospectus”), which forms part of First American’s Registration Statement on Form S-4, and in the related letter of transmittal (which together constitute the “Offer”). Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Prospectus.

ITEMS 1	THROUGH 9 AND 11.

Items 1 through 9 and 11 are hereby amended and supplemented as follows:

“The initial offering period for the Offer expired as scheduled at the Expiration Time, 5:00 P.M., New York City time, on November 10, 2009. The Exchange Agent has advised First American that, as of the Expiration Time, 13,779,301 Class A Shares had been validly tendered and not properly withdrawn from the Offer, including 737,241 Class A Shares subject to guaranteed delivery procedures. The Class A Shares validly tendered and not properly withdrawn, together with the Class A Shares delivered through notices of guaranteed delivery, represent approximately 88% of the Class A Shares outstanding. First American has accepted for payment all Class A Shares validly tendered and not properly withdrawn. Giving effect to the conversion of Class B Shares owned by First American, First American now owns approximately 57,308,552 Class A Shares, representing approximately 96% of the equity interest in First Advantage.

On November 11, 2009, First American issued a press release announcing that it had commenced a subsequent offering period for all remaining untendered Class A Shares, effective as of 9:00 A.M., New York City time, on November 11, 2009 (the “Press Release”). The subsequent offering period will expire at 5:00 P.M., New York City time, on November 17, 2009, unless extended. Any such extension will be followed by a public announcement no later than 9:00 A.M., New York City time, on the next business day after the subsequent offering period is scheduled to expire.

All Class A Shares validly tendered during the subsequent offering period will be immediately accepted for payment by First American, and each tendering First Advantage stockholder will promptly thereafter receive the Exchange Ratio for such tendered Class A Shares—0.58 of a First American common share. Procedures for tendering Class A Shares during the subsequent offering period are the same as during the initial offering period, except that (1) Class A Shares cannot be delivered by the guaranteed delivery procedures, and (2) as permitted by Rule 14d-7(a)(2) promulgated under the Exchange Act, Class A Shares tendered during the subsequent offering period may not be withdrawn.

The full text of the Press Release is filed herewith as Exhibit (a)(5)(v) and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 is hereby amended and supplemented by the following exhibits:

(a)(4)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the related merger (incorporated by reference to The First American Corporation’s final prospectus filed pursuant to Securities Act Rule 424(b)(3) on November 10, 2009).

(a)(5)(v)	Press Release, dated November 11, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 12, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FIRST AMERICAN CORPORATION

By:	/s/ Kenneth D. DeGiorgio
Name:	Kenneth D. DeGiorgio
Title:	Senior Vice President, General Counsel

Dated: November 12, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Notice of Guaranteed Delivery.*

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(4)	Prospectus registering the offer and sale of common shares of The First American Corporation to be issued in the Offer and the related merger (incorporated by reference to The First American Corporation’s final prospectus filed pursuant to Securities Act Rule 424(b)(3) on November 10, 2009).

(a)(5)(i)	Press Release, dated October 8, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on October 8, 2009).

(a)(5)(ii)	Press Release, dated October 9, 2009 (incorporated by reference to The First American Corporation’s registration statement on Form S-4 filed with the SEC on October 9, 2009).

(a)(5)(iii)	Excerpt of Earnings Conference Call Slides, dated October 29, 2009 (incorporated by reference to The First American Corporation’s filing pursuant to Rule 425 of the Securities Act on October 30, 2009).

(a)(5)(iv)	Quarterly Report on Form 10-Q of The First American Corporation for the quarter ended September 30, 2009 filed with the SEC on November 2, 2009 (incorporated by reference).

(a)(5)(v)	Press Release, dated November 11, 2009 (incorporated by reference to The First American Corporation’s current report on Form 8-K filed with the SEC on November 12, 2009).

*	Previously filed with the Schedule TO.